EXHIBIT 2.7

EXHIBIT A

EXERCISE NOTICE

To: Frank Cowan, IV

Reference is made to that certain Option Purchase Agreement (the “Agreement”), dated as of August 4, 2022, by and between FRANK COWAN, IV, an adult individual (the “Optionor”), and PLANET 13 HOLDINGS INC., a British Columbia corporation (the “Optionee”). Defined terms used herein shall have the meanings set forth in the Agreement.

Pursuant to the Agreement, notice is hereby given that the Optionee is exercising the Option to purchase the Option Units, subject to the terms and conditions of the Agreement.

PLANET 13 HOLDINGS INC.

By:	/s/ Robert Groesbeck
Name: Robert Groesbeck
Title: Co-Chief Executive Officer and a Director

Dated: February 7, 2023